Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

August 15, 2018

Katherine Hsu

Division of Corporation Finance

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, DC 20549

Re:	Barclays Commercial Mortgage Securities LLC Registration Statement on Form SF-3 (Commission File No. 333-226850)

Dear Ms. Hsu:

Today, Barclays Commercial Mortgage Securities LLC (the “Registrant”), filed with the Securities and Exchange Commission electronically via EDGAR the above-referenced registration statement (the “Registration Statement”).

The purpose of the Registration Statement is to (i) file a new registration statement before the Registrant’s current registration statement on Form SF-3 (Commission File No. 333-206987), effective as of December 4, 2015 (the “Prior Registration Statement”), expires pursuant to Rule 415(a)(5) under the Securities Act of 1933, and (ii) include $8,328,726,522 of unsold mortgage pass-through certificates registered under the Prior Registration Statement on the enclosed Registration Statement. The Registration Statement is substantially similar to the Registrant’s Prior Registration Statement, although it contains certain updated disclosures to take into account changes over the last three years.

If you have any questions or require any additional information, please call me at (212) 504-6258.

Very truly yours,

/s/ Robert Kim

Robert Kim

cc: Daniel Vinson

Robert Kim   Tel +1 212 504 6258   Fax +1 212 504 6666    robert.kim@cwt.com